Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

(In millions)

	2012	2011	2010	2009	2008

Portion of rentals representing interest,	$24	$51	$88	$77	$89
including discontinued operations

Capitalized interest,
including discontinued operations	68	208	410	441	326

Other interest and fixed charges,
including discontinued operations	236	239	105	160	153

Total fixed charges (A)	$328	$498	$603	$678	$568

Earnings-pretax income with applicable adjustments (B)	$6,432	$4,707	$4,422	$3,112	$5,181

Ratio of (B) to (A)	19.61	9.45	7.33	4.59	9.12